UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nicor Gas Thrift Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

  Nicor Gas
  Thrift Plan

Financial Statements and Supplemental Schedules
As of December 31, 2013 and 2012 and
For the Year Ended December 31, 2013

Nicor Gas
Thrift Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Nicor Gas Thrift Plan
Naperville, Illinois

We have audited the accompanying statement of net assets available for benefits of the Nicor Gas Thrift Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, Schedule H Line 4a – Schedule of Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of and for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ BDO USA, LLP

Atlanta, Georgia
June 27, 2014

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Nicor Gas Thrift Plan
Naperville, Illinois

We have audited the accompanying statement of net assets available for benefits of Nicor Gas Thrift Plan (the “Plan”) as of December 31, 2012.  This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 27, 2013

Nicor Gas
Thrift Plan
Statements of Net Assets Available for Benefits
As of December 31, 2013 and 2012
	2013	2012
Assets:
Investments, at fair value:
Registered investment companies	$107,917,266	$-
Collective trust	45,542,881	-
AGL Resources Inc. common stock	9,342,042	-
Participant-directed investments in Master Trust	-	158,203,868
Total investments	162,802,189	158,203,868
Receivables:
Notes receivable from participants	5,470,253	5,369,867
Employer contributions	337,373	331,212
Due from broker for securities sold	69,330	-
Total receivables	5,876,956	5,701,079
Net assets reflecting investments at fair value	168,679,145	163,904,947
Adjustment from fair value to contract value for the fully benefit-responsive investment contract	(551,132)	(2,853,525)
Net assets available for benefits	$168,128,013	$161,051,422

The accompanying notes are an integral part of these statements.

Nicor Gas
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2013
2013
Additions:
Net increase in Plan assets from investment activities of the Master Trust	$10,313,981
Investment income:
Net appreciation in fair value of investments	11,380,061
Dividends from registered investment companies	2,693,709
Interest income from the collective trust	357,574
Dividends from AGL Resources Inc. common stock	131,885
Other	6,757
Total investment income	14,569,986

Interest income on notes receivable from participants	218,530
Contributions:
Participant	4,668,733
Employer	2,111,528
Total contributions	6,780,261
Total additions	31,882,758

Deductions:
Benefits paid to participants	(22,721,406)
Administrative expenses	(97,869)
Total deductions	(22,819,275)
Net increase before transfers out to other plans	9,063,483
Transfers out to other plans	(1,986,892)
Net increase	7,076,591

Net assets available for benefits:
Beginning of year	161,051,422
End of year	$168,128,013

The accompanying notes are an integral part of these statements.

Nicor Gas
Thrift Plan
Notes to Financial Statements

1.  Plan Description

The following description of the Nicor Gas Thrift Plan (the “Plan”) is provided for general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is designed to provide retirement benefits to substantially all employees of Northern Illinois Gas Company (doing business as Nicor Gas Company) (the “Company” or “Plan Sponsor”) represented by a collective bargaining agreement.  Employees are eligible to participate in the Plan after completing four months of service.

The Plan Sponsor is a wholly owned subsidiary of AGL Resources Inc.  The Plan consists of both a profit sharing plan and an employee stock ownership plan (“ESOP”).  The ESOP consists of the portion of the Plan which is invested in AGL Resources Inc. common stock.  Both the ESOP and non-ESOP portion of the Plan are intended to constitute a single plan.

Through June 28, 2013, Plan investments were commingled with those of the Nicor Companies Savings Investment Plan and held for safekeeping and investment by the Nicor Companies Savings Investment Plan and Nicor Gas Thrift Plan Master Trust (the “Master Trust”).  Each of the participating plans had an interest in the net assets of the Master Trust and changes therein.  The Plan’s interest in the net assets of the Master Trust was based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.  Investment income and administrative expenses relating to the Master Trust were allocated to individual plans based upon their interests in each of the underlying participant-directed investments.  The Administrative Committee (the “Committee”) approved the termination of the Master Trust effective June 28, 2013.

Effective June 28, 2013, the funds of the Plan are held for safekeeping and investment by Bank of America, N.A.

Administration
The Plan is administered by the Committee which is appointed by the Company’s Board of Directors.  The Committee has the sole discretion and authority to interpret the provisions of the Plan, including determinations as to eligibility, amounts of benefits payable, and the resolution of all factual questions arising in connection with the administration of the Plan.

The Vanguard Fiduciary Trust Company (“VFTC”) acted as Trustee for the Master Trust and held the investments of the Plan under the terms of a trust agreement through June 28, 2013.  The VFTC also acted as investment manager for certain assets of the Plan.  Effective June 28, 2013, the Committee engaged Bank of America, N.A. to maintain a trust under which contributions to the Plan are invested in various investment funds and AGL Resources Inc. common stock.  Merrill Lynch, Pierce, Fenner & Smith, Inc. Retirement Group serves in the role of record keeper and custodian for the Plan effective June 28, 2013.

Contributions
Employee Contributions.  Participants may elect to make either:  1) pre-tax contributions, 2) Roth after-tax contributions or 3) traditional after-tax contributions, or a combination thereof.  The amount a participant elects to contribute will be withheld from his or her compensation through payroll deductions, and such contributions will be transferred by the Company to the Trustee of the Plan at each payroll period and will be credited to the participant’s account as soon as administratively practicable after such transfer.  An automatic pre-tax contribution deferral of 3% of eligible compensation will be provided for employees hired or rehired on or after January 1, 2010, when no other election is made.  Effective July 1, 2013, the automatic enrollment will become effective on the first day of the first full pay period beginning 30 days after the eligible new employee enters the Plan.

Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.  The Plan also accepts certain rollover contributions representing distributions from other qualified plans.  Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.  To the extent a participant does not elect to invest their account balances in any investment fund, the Plan has designated a qualified default investment fund.  Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”).

Company Contributions.  Generally, on behalf of each participant who makes contributions, the Company will make a matching contribution each payroll period.  The matching contribution will be equal to 60% of the participant’s first 6% of contributions.  For employees hired on and after January 1, 1998, the Company makes an additional non-discretionary annual contribution, subject to service requirements, up to 1.4% of the participant’s eligible pay, if they are an employee as of the last day of the plan year.  Effective March 1, 2014, the annual non-discretionary annual contribution increased to 1.5% of the participant’s eligible pay and employees eligible for the non-discretionary annual contribution will receive a one-time additional Company contribution of $750 for the 2014 plan year.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contributions, as well as allocations of the Company’s non-discretionary annual contribution, and Plan earnings.  A participant is entitled to the benefits that can be provided from the participant’s vested account.

Vesting
A participant’s contributions and earnings thereon, and all AGL Resources Inc. common stock dividends are vested immediately.  The Company’s contributions and earnings thereon are vested upon occurrence of any one of the following:

●   Completion of three years of vesting service;
●   Attainment of age 65 while employed by the Company;
●   Permanent disablement while employed by the Company; or
●   Death while employed by the Company.

Withdrawals
A participant’s traditional after-tax contributions (including earnings) may be withdrawn.  Participants also may be eligible for hardship withdrawals from their pre-tax contributions and Roth after-tax contributions (but not the earnings on those contributions earned after 1988) if they meet certain “immediate and heavy financial need” hardship requirements.  An additional 10% income tax generally will be imposed on the taxable portion of the withdrawal unless the participant has reached age 59 ½ (or has satisfied certain other criteria established in the IRC) at the time of withdrawal.  Additionally, participants over age 59 ½ are permitted to take a distribution from the Plan without an early withdrawal penalty.

Distribution of Benefits
The Plan provides that distribution of benefits may be made as soon as practicable after an employee’s death or separation from service.  If the distribution is $1,000 or less, the Committee may make an immediate distribution without the consent of the participant.  Otherwise, a participant may delay the distribution of his or her account until the participant reaches age 70½.  Effective January 1, 2014, for participants who do not choose a method of distribution for balances of more than $1,000 but not over $5,000, the account balance will be automatically rolled over by the Plan to an individual retirement account (“IRA”) with Merrill Lynch upon separation of service.

Generally, a participant’s distribution will be made in a single sum of cash.  To the extent a participant’s account is invested in AGL Resources Inc. common stock on the date of distribution, at the option of the participant, the distribution may be made in the form of whole shares of AGL Resources Inc. common stock (and cash representing any fractional share).  In addition to the lump sum option, partial distributions, and monthly, quarterly, semi-annual, or annual installments of a fixed amount or period are allowed.

Distributions of cash or AGL Resources Inc. common stock from a participant’s account (other than amounts attributable to the participant’s Roth after-tax or traditional after-tax contributions) which are made upon the participant’s termination of employment or death, generally will be taxable in the year of distribution.  Such distributions will, generally, be subject to 20% federal income tax withholding.

Notes Receivable from Participants
Participants may borrow from their participant accounts.  Such borrowings represent loans to the participant and notes receivable to the Plan.  The minimum loan amount to a participant is $1,000 and may not exceed the lesser of 1) $50,000 minus the participant’s highest outstanding loan balance during the previous twelve months, or 2) 50% of the participant’s vested account balance less the participant’s highest outstanding loan balance during the previous twelve months.  Participants generally repay loans through payroll withholdings over a period not to exceed 5 years.  The notes receivable from participants are secured by the vested portion of the participant’s account and bear interest at fixed rates that range from 4.25% to 9.25%.  The interest rate is established at the date of the loan and is based on the prime rate plus 1%.  The interest rate remains fixed over the life of the loan and interest is computed monthly.

A participant may not have more than two loans outstanding at any time.  In the event that a participant terminates employment for any reason, any outstanding loan balance will become due and payable in full at that time.  However, the Plan provides that the Committee may take certain actions (as appropriate) to allow the participant to cure a default on a Plan loan.

Forfeited Accounts
Any forfeited amounts resulting from employees terminating prior to completion of the vesting period, may be used to reduce future Company contributions or may be applied to Plan expenses incurred with respect to administering the Plan.  Forfeited non-vested accounts totaled $512 at December 31, 2013 and $23,725 at December 31, 2012.  No forfeitures were applied to Plan expenses during 2013.  In 2013, the Plan used $29,022 of the forfeited non-vested account balances to decrease Company contributions.

Administrative Expenses
Loan origination and maintenance fees associated with notes receivable from participants, overnight check service fees, and the Plan’s investment advisory and shareholder servicing fees are paid by the Plan and are reflected in the financial statements as administrative expenses.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.  All other expenses of the Plan are paid by the Company.

2.  Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation
The Plan’s investments are reported at fair value.  The Plan states its interest in the investments of the Master Trust based upon the estimated fair values of the underlying participant-directed investments held in the Master Trust.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 – Fair Value Measurements for discussion of fair value.  The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodians.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a fair value basis except for fully benefit-responsive contracts through a collective trust which are on a contract value basis.

The collective trust is fully benefit-responsive to the participants.  The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value.  As a result, the future crediting rate may be different than the current market rate.  The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio.  The average crediting interest rate for the Invesco Stable Value Trust was 1.5% at December 31, 2013 and the average yield for this fund was 1.5% for 2013.  The average crediting interest rate for the Vanguard Retirement Savings Trust III (“VRST”) was 2.4% at December 31, 2012 and the average yield for this fund was 2.2% for 2012.

The existence of certain conditions can limit the collective trust’s ability to transact at contract value.  Specifically, any event outside the normal operation of the collective trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the collective trust or a unitholder, tax disqualification of the collective trust or unitholder and certain collective trust amendments if issuers’ consent is not obtained.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

Income Recognition
Purchases and sales of securities are recorded on the trade date.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net change in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is reported on the accrual basis.  No allowance for credit loss has been recorded as of December 31, 2013 or 2012.  If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

3.  Investments

The following presents the fair value of investments that represent five percent or more of the Plan’s net assets as of December 31:

	2013	2012 (1)
Vanguard 500 Index Fund Investor Shares	$23,575,599	$19,871,529
Vanguard Wellington Fund Investor Shares	$15,464,381	$14,684,870
Vanguard Small-Cap Index Fund Investor Shares	$15,235,203	$11,826,456
AGL Resources Inc. common stock	$9,342,042	$8,765,178
Invesco Stable Value Trust (2)	$45,542,881	$-
VRST (2)	$-	$56,682,266
(1)	At December 31, 2012, the amounts above represent the fair value of the Plan’s interest in the Master Trust’s investments.
(2)	Amounts represent the Plan’s investment in the collective trust.

Net appreciation in fair value of investments for the year ended December 31, 2013 (including gains and losses on investments bought and sold, as well as held during the year) was as follows:

Registered investment companies	$10,449,110
AGL Resources Inc. common stock	930,951
Total	$11,380,061

4.  Fair Value Measurements

As defined in authoritative guidance related to fair value measurements and disclosure, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy defined by the guidance are as follows:

Level 1 Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs include significant unobservable inputs that are used to determine management’s best estimate of fair value from the perspective of market participants.

It is important to note that the principal market and market participants should be considered from the reporting entity’s perspective, as differences may occur between and among entities with differing activities.

The following is a description of the valuation methodologies used for these categories of investments:

AGL Resources Inc. Common Stock
Shares of AGL Resources Inc. common stock are valued at the closing price per unit on each business day on the active market in which the securities are traded.

Collective Trust
The collective trust provides participants a stable value investment option that simulates the performance of a guaranteed investment contract and invests primarily in a pool of investments, including contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds.  Depending on the type of underlying investment, fair value is comprised of: 1) the expected future cash flows for each contract discounted to present value, 2) the aggregate net asset values of the underlying investments in mutual funds and bond trusts as determined by their quoted market prices and 3) the value of wrap contracts, if any.  The fair value of participation units in the collective trust are based on the net asset value of the fund, after adjustments to reflect all funds at fair value, as reported in the audited financial statements of the fund.  The fund generally provides for daily redemptions at reported net asset value per share with no advance notification requirements.  The overall fair value of the collective trust is based on significant observable inputs and is categorized in Level 2.

Registered Investment Companies
Registered investment companies include actively-traded mutual funds.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held at year-end and are categorized in Level 1.  Bond funds are diversified across a broad range of investment grade corporate bonds and other fixed income securities.  Balanced funds are asset allocation funds that seek both capital appreciation and current income through stock and bond holdings.  Domestic stock funds are diversified across small, mid and large cap equity investments.  International stock funds are diversified across countries and capitalization size in order to maintain a broad market representation of non-U.S. markets. Money market funds invest in high quality, short-term instruments, including certificates of deposit, banker’s acceptances, commercial paper and other money market securities.

The methods described above may provide a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While the Plan believes its valuation methods are appropriate and consistent with other market participants, it is possible that different fair value measurements may arise due to the use of different methodologies or assumptions in determining the fair value measurement at the reporting date.

The fair value of the Plan’s investments measured on a recurring basis is categorized in the table below based upon the valuation inputs as of December 31, 2013.  There were no Level 3 inputs at December 31, 2013.  There were no transfers between Level 1 and Level 2 during 2013.

	Level 1	Level 2	Total
December 31, 2013
Collective trust	$-	$45,542,881	$45,542,881
AGL Resources Inc. common stock	9,342,042	-	9,342,042
Registered investment companies:
Bond funds	6,286,956	-	6,286,956
Balanced funds	33,225,380	-	33,225,380
Domestic stock funds:
Small cap	19,911,063	-	19,911,063
Mid-cap	5,773,304	-	5,773,304
Large cap	34,115,334	-	34,115,334
International stock funds	8,605,229	-	8,605,229
Total investments	$117,259,308	$45,542,881	$162,802,189

The fair value of the Master Trust’s investments measured on a recurring basis is categorized in the table below based upon the valuation inputs as of December 31, 2012.  There were no Level 3 inputs at December 31, 2012.  As described in Note 1, the Master Trust was terminated on June 28, 2013.

	Level 1	Level 2	Total
December 31, 2012
Collective trust	$-	$112,660,575	$112,660,575
AGL Resources Inc. common stock	16,141,645	-	16,141,645
Registered investment companies:
Bond funds	26,705,414	-	26,705,414
Balanced funds	68,976,576	-	68,976,576
Domestic stock funds:
Small cap	36,172,621	-	36,172,621
Mid-cap	13,711,417	-	13,711,417
Large cap	69,252,360	-	69,252,360
International stock funds	19,640,228	-	19,640,228
Total investments	$250,600,261	$112,660,575	$363,260,836

5.  Master Trust Information

Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Nicor Companies Savings Investment Plan for investment and administrative purposes.  Although assets of both plans were commingled in the Master Trust through June 28, 2013, the Trustee maintained supporting records for each of the participating plans.  The net investment income of the investment assets was allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of both participating plans.  Refer to Note 1 – Plan Description for information on the termination of the Master Trust.

The Master Trust’s net assets as of December 31 are as follows:

	2013	2012
Assets:
General investments (at fair value):
Collective trust (1)	$-	$112,660,575
AGL Resources Inc. common stock (1)	-	16,141,645
Registered investment companies (1)	-	234,458,616
Net assets in the Master Trust, at fair value	-	363,260,836
Adjustment from fair value to contract value for the fully benefit-responsive investment contract	-	(5,671,611)
Net assets in the Master Trust	$-	$357,589,225
Plan’s interest in the Master Trust’s net assets, at fair value	$-	$158,203,868
Plan’s percentage interest in the Master Trust’s net assets, at fair value	-%	44%
(1)	Party-in-interest investments.

The increase in the Master Trust’s net assets derived from investment activities for the year ended December 31, 2013 follows:

Investment income:
Dividends from AGL Resources Inc. common stock	$389,316
Net appreciation in fair value of AGL Resources Inc. common stock	1,077,671
Interest income from the collective trust	1,022,376
Income from registered investment companies:
Dividends	1,425,194
Net appreciation in fair value	21,190,809
Other	5,214
Administrative expenses	(20,906)
Increase in the Master Trust’s net assets derived from investment activities	$25,089,674
Plan’s interest in increase in the Master Trust’s net assets derived from investment activities	$10,313,981

6.  Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

7.  Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 5, 2010, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since the IRS made its determination.  During 2013, Plan management applied for a new determination letter.  A new determination letter was received from the IRS on May 5, 2014 indicating that the Plan and related trust continue to be designed in accordance with applicable sections of the IRC.  The Plan administrator and tax counsel believe that the Plan and related trust are designed and is currently being operated in compliance with the applicable requirements of the IRC; and therefore believe the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2010.

8.  Transfers Out to Other Plans

When the employment status of a participant changes between a union employee covered by a collective bargaining agreement and a nonunion employee not covered by a collective bargaining agreement, eligibility for participation shifted between this Plan and the Nicor Companies Savings Investment Plan through June 28, 2013.  Effective June 28, 2013, the Nicor Companies Savings Investment Plan merged into the AGL Resources Inc. Retirement Savings Plus Plan (“AGL RSP Plan”).  At that time, when the employment status of a participant changed, eligibility for participation shifted between this Plan and the AGL RSP Plan.  When eligibility changes, the account balance of the participant is transferred to the corresponding plan.  Amounts transferred from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan were $965,949 and the amounts transferred from the Nicor Gas Thrift Plan to the AGL RSP Plan were $1,020,943 in 2013.

9.  Related Party Transactions and Party-in-Interest Transactions

ERISA defines a party-in-interest to include fiduciaries or employees of the Plan, any person who provides service to the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association or relative of such persons.  Through June 28, 2013, the Plan invested in shares of mutual funds managed by an affiliate of VFTC and a collective trust managed by VFTC.  VFTC acted as Trustee of the Plan through June 28, 2013.  Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Company.

The Plan allows participants to direct investments in the AGL Resources Inc. common stock.  At December 31, 2013 and 2012, the Plan held 197,799 and 219,294 shares, respectively, of common stock of AGL Resources Inc., the parent of the sponsoring employer, with a fair value of $9,342,042 and $8,765,178, respectively.  The Plan recorded dividend income of $331,701 in 2013 related to AGL Resources Inc. common stock.

In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

10.  Risks and Uncertainties

The Plan invests in various investment securities, including AGL Resources Inc. common stock.  Investment securities, in general, are exposed to various risks such as interest rate, liquidity, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

11.  Non-Exempt Transactions

During 2013, the Company did not remit $3 of employee withholdings within the appropriate time period.  This transaction constitutes a prohibited transaction as defined by ERISA.  The Company remitted the employee withholdings and lost earnings in 2014.

12.  Subsequent Events

The Plan administrator has evaluated subsequent events since the date of these financial statements. During 2014, the Plan was amended as follows:

●    Effective March 1, 2014, the annual non-discretionary annual contribution increased to 1.5% of the participant’s eligible pay and employees eligible for the non-discretionary annual contribution will receive a one-time additional Company contribution of $750 for the 2014 plan year.
●    Effective January 1, 2016, the Company matching contribution will increase to equal 100% of the participant’s first 3% of contributions and 75% of the participant’s next 3% of contributions.

There were no other events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

13.  Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2013	2012
Net assets available for benefits per the financial statements	$168,128,013	$161,051,422
Adjustment from contract value to fair value for the fully benefit-responsive investment contract	551,132	2,853,525
Less: Deemed distributions included as expense in the Form 5500	23,569	23,569
Net assets available for benefits per the Form 5500	$168,655,576	$163,881,378

The following is a reconciliation of the net increase before transfers out to other plans per the Statement of Changes in Net Assets Available for Benefits to net income per the Form 5500 for the year ended December 31, 2013:

Net increase before transfers out to other plans per the financial statements	$9,063,483
Change in the adjustment from contract value to fair value for the fully benefit-responsive investment contract	(2,302,393)
Net income per the Form 5500	$6,761,090

Nicor Gas
Thrift Plan
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2013
Participant contributions transferred late to Plan	Total that constitute nonexempt prohibited transactions
Check here if late participant loan repayments are included:	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51

$3

Nicor Gas Thrift Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2013

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,	(d)	(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	Cost**	value

*	AGL Resources Inc.	Common stock at $5.00 par value		$ 9,342,042
*	Participant loans	Participant loans earning interest from 4.25%
		to 9.25%, maturing from 2014 through 2018	0	5,446,684
*	Money Market Fund	Registered investment company		50,172
	T. Rowe Price International Stock Fund, Retail Class	Registered investment company		2,173,691
	T. Rowe Price Small-Cap Value Fund; Retail Class	Registered investment company		3,505,773
	Vanguard 500 Index Fund Investor Shares	Registered investment company		23,575,599
	Vanguard Developed Markets Index Fund	Registered investment company		6,431,538
	Vanguard Explorer Fund Investor Shares	Registered investment company		1,170,087
	Vanguard Intermediate-Term Bond Index Fund Inv Shares	Registered investment company		1,780,203
	Vanguard Long-Term Bond Index Fund	Registered investment company		1,009,651
	Vanguard Mid-Cap Growth Fund	Registered investment company		1,389,348
	Vanguard Mid-Cap Index Fund Inv Shares	Registered investment company		2,991,654
	Vanguard Morgan Growth Fund Inv Shares	Registered investment company		1,958,697
	Vanguard PRIMECAP Fund Investor Shares	Registered investment company		2,638,304
	Vanguard Selected Value Fund	Registered investment company		1,392,302
	Vanguard Small-Cap Index Fund Investor Shares	Registered investment company		15,235,203
	Vanguard Target Retirement 2010 Fund	Registered investment company		320,714
	Vanguard Target Retirement 2015 Fund	Registered investment company		1,586,952
	Vanguard Target Retirement 2020 Fund	Registered investment company		3,405,936
	Vanguard Target Retirement 2025 Fund	Registered investment company		3,912,713
	Vanguard Target Retirement 2030 Fund	Registered investment company		3,103,313
	Vanguard Target Retirement 2035 Fund	Registered investment company		1,124,960
	Vanguard Target Retirement 2040 Fund	Registered investment company		821,922
	Vanguard Target Retirement 2045 Fund	Registered investment company		565,903
	Vanguard Target Retirement 2050 Fund	Registered investment company		428,660
	Vanguard Target Retirement 2055 Fund	Registered investment company		64,708
	Vanguard Target Retirement 2060 Fund	Registered investment company		262
	Vanguard Target Retirement Income	Registered investment company		2,424,956
	Vanguard Total Bond Market Index Fund Inv Shares	Registered investment company		3,446,930
	Vanguard Total Stock Market Index Fund Inv Shares	Registered investment company		2,492,976
	Vanguard Wellington Fund Investor Shares	Registered investment company		15,464,381
	Vanguard Windsor II Fund Investor Shares	Registered investment company		3,449,758
*	Invesco Stable Value Trust	Collective trust		45,542,881

	Total			$ 168,248,873

*	Denotes party-in-interest investment
**	Cost information not required for participant-directed accounts under an individual account plan.

Signature

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nicor Gas Thrift Plan

Date:	June 27, 2014	/s/ Bryan E. Seas
Bryan E. Seas
Senior Vice President and Chief Accounting Officer;
Member of the Administrative Committee,
Plan Administrator

Exhibit Index

Exhibit
Number	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP
23.2	Consent of Independent Registered Public Accounting Firm – Crowe Horwath LLP